Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Interprivate Acquisition Corp. (the “Company”) on Form S-1 of our report dated October 10, 2019, except for Note 8 as to which the date is January 8, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Interprivate Acquisition Corp. as of September 30, 2019 and for the period from August 16, 2019 (inception) through September 30, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 8, 2020